04003003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First State Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7136 S. Yale, Suite 102
(No. and Street)

Tulsa	OK	74136
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

RECD S.E.C. MAIL PROCESSING FEB 2 5 2004 WASH. D.C. 187

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sidney I. Shupack , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First State Securities, Inc. , as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sid Shupack
Signature

PRESIDENT
Title

Notary Public

OKLAHOMA NOTARY PUBLIC
OFFICIAL SEAL
CLINT DISHMAN
DELAWARE COUNTY

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST STATE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

FIRST STATE SECURITIES, INC.

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7 - 9
SUPPORTING SCHEDULES	
Schedule I: Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	15 - 16

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

Independent Auditor's Report

Board of Directors
First State Securities, Inc.

We have audited the accompanying statement of financial condition of First State Securities, Inc., as of December 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First State Securities, Inc., as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 22, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

FIRST STATE SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$ 10,022
Receivable from clearing broker/dealer	30,012
Securities owned, at market value	
Money market mutual fund	108,279
Common stocks (cost of $245,392)	343,715
Securities owned, not readily marketable (cost of $39,600)	28,575
Due from Parent	119,625
Other assets	2,013
Total Assets	$ 642,241

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 3,478
Total Liabilities	3,478
Stockholder's equity	
Common stock - $1 par value, 300,000 shares authorized, 27,700 shares issued, less 500 shares of treasury stock	27,200
Additional paid in capital	95,106
Retained earnings	516,457
Total stockholder's equity	638,763
Total Liabilities and Stockholder's Equity	$ 642,241

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2003

Revenue:	
Commissions	$ 93,958
Revenue from sale of investment company shares	235
Interest and dividends	26,533
Realized loss on marketable securities	(10,382)
Unrealized gain on marketable securities	54,167
	164,511
Expenses:	
Employee compensation	167,860
Clearance paid to broker	19,678
Communications	9,460
Occupancy and equipment costs	9,655
Promotions	89
Regulatory fees	1,737
Other	16,291
	224,770
Net loss before loss taxes	(60,259)
Provision (benefit) for income taxes	(14,305)
Net loss	$ (45,954)

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	27,200	$ 27,200	$ 95,106	$ 562,411	$ 684,717
Net income (loss)				(45,954)	(45,954)
Balance, December 31, 2003	27,200	$ 27,200	$ 95,106	$ 516,457	$ 638,763

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

For the Year Ended December 31, 2003

Balance, December 31, 2002	$	--
Additions		--
Retirements		--
Balance, December 31, 2003	$	--

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows from Operating Activities	
Net loss	$ (45,954)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Deferred income tax expense	17,076
Realized (gain) loss on investment securities	10,382
Unrealized (gain) loss on investment securities	(54,167)
Change in assets and liabilities:	
Decrease in receivable from brokers	379
Decrease in other assets	1,262
Decrease in accrued expenses	(48)
Net cash used by operating activities	(71,070)
Cash Flows from Investing Activities	
Sale of investment securities	42,838
Net advances to Parent	(28,850)
Purchase of investment securities	(4,899)
Net cash provided by investing activities	9,089
Net decrease in cash and cash equivalents	(61,981)
Beginning cash and cash equivalents	180,282
Ending cash and cash equivalents	$ 118,301
Supplemental Disclosures	
Cash paid for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

First State Securities, Inc. ("Securities") is a wholly-owned subsidiary of First State Financial, Inc. ("Financial").

Securities is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (S.E.C.) Rule 15c3-3 (k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker/dealer.

Securities customers are primarily individuals residing in the Tulsa, Oklahoma metropolitan area. Securities' clearing broker/dealer is located in Dallas, Texas. Receivable from clearing broker/dealer is primarily a clearing deposit.

Marketable securities are carried at market value and securities not readily marketable are valued at fair market value as determined by management. Market value is determined by quoted market prices. The resulting difference between cost (determined by specific identification) and market (or fair value) is included in income. Common stocks consist of shares in U.S. companies which are listed on a national exchange and operate in various industries. Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities files a consolidated income tax return with Financial. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to Financial.

Note 1 - Summary of Significant Accounting Policies, continued

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 2 - Related Party Transactions

At December 31, 2003 Securities had a receivable from Financial which is net of a current income tax asset of $31,384 and a deferred income tax liability of $21,110.

Note 3 - Commitments and Contingencies

Securities is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potential indemnification loss at December 31, 2003.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2003 and the procedures followed in making the periodic computations required. At December 31, 2003, Securities had net capital of approximately $425,799 and net capital requirements of $100,000. The ratio of aggregate indebtedness to net capital was .01 to 1 at December 31, 2003. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Possession or Control Requirements

Securities does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 - Income Taxes

The provision for income taxes consists of a current income benefit of $31,381 and a deferred income tax expense of $17,076. Actual income tax expense differs from expected income tax expense applying statutory rates primarily because of changes in estimated tax rates used to compute deferred taxes.

Deferred tax liabilities of $21,110 (see Note 2) are primarily due to basis differences in investment securities between financial and income tax reporting, less the income tax effect of capital loss carryforwards. Capital loss carryforwards of $42,696 expire between 2004 and 2008.

Note 7 - Simplified Employee Pension Plan

Financial has a simplified employee pension plan covering eligible employees. The plan is funded at a rate equal to 15% of annual compensation. Contributions to the plan of $19,875 are included in employee and officer compensation of Securities.

Supplemental Information

Pursuant to Rule 17A-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2003

Schedule I

FIRST STATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Computation of Net Capital

Total stockholder's equity qualified for net capital		$ 638,763
Deductions and/or charges		
Non-allowable assets:		
Securities owned, not readily marketable	$ 28,575	
Due from Parent	119,625	
Other assets	2,013	(150,213)
Net capital before haircuts on securities positions		488,550
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market mutual fund	2,166	
Common stocks	51,557	
Undue concentration	9,028	(62,751)
Net capital		$ 425,799

Aggregate Indebtedness

Items included in statement of financial condition	
Accrued expenses	$ 3,478
Total aggregate indebtedness	$ 3,478

Schedule I (continued)

FIRST STATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 232
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 325,799
Excess net capital at 1000%	$ 425,451
Ratio: Aggregate indebtedness to net capital	0.01 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

FIRST STATE SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First State Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of First State Securities, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 22, 2004